Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 7, 2004

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-        ]

Index to Exhibits

Exhibit No.	Description

1	Profit Announcement for the six months ended 31 March 2004

2	Announcement – 2004 Interim Ordinary Dividend – Payment Date and Record Date

3	Media Release – Westpac Posts record interim profit

4	Interim Financial Report

5	Media Release – Westpac provides template for 2004 interim earning results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: May 7, 2004	By:	/s/ John Hopkins
John Hopkins
Vice President & Legal Counsel